Exhibit 99.64

Scissor Hole AR-16-91c2 Returns 40.5 m at 12.69% U3O8 Including

25.0 m at 19.97% U3O8 and 1.5 m at 63.93% U3O8

Vancouver, BC, August 8, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report assay results for seven holes from our recently completed winter 2016 drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Highlights:

A2 Sub-Zone

Scissor drilling collared from the southeast to the northwest at the Arrow Deposit has returned extensive high grade uranium mineralization in the higher grade A2 sub-zone (the “Sub-Zone”).

•	Scissor hole AR-16-91c2 (38 m up-dip and northeast from AR-15-44b) intersected 40.5 m at 12.69% U3O8 (522.0 to 562.5 m) including 25.0 m at 19.97% U3O8 (526.0 to 551.0 m) and 1.5 m at 63.93% U3O8 (541.0 to 542.5 m).

Hole AR-16-91c2 has confirmed and increased the known width of the Sub-Zone and returned a continuous grade x thickness (“GT”) of 514. The Sub-Zone is now outlined by 23 holes, all of which intersected dense accumulations of massive-to-semi-massive pitchblende, sixteen of which were drilled after the release of the Company’s maiden NI 43-101 compliant Inferred Mineral Resource for the Rook I project on March 3, 2016.

A2 Shear High-Grade Domain

Infill drilling continues to verify that mineralization in the A2 shear is both extensive and continuous. These include 3 scissor holes drilled outside of the Sub-Zone but inside the A2 High-Grade Domain; highlights include:

•	Scissor hole AR-16-84c4 (30 m down-dip and northeast from AR-15-44b) intersected 38.0 m at 1.92% U3O8 (566.0 to 604.0 m) including 11.0 m at 6.15% U3O8 (573.5 to 584.5 m).

•	Scissor hole AR-16-91c3 (96 m up-dip and northeast from AR-15-44b) intersected 18.5 m at 3.26% U3O8 (485.0 to 503.5 m) including 7.5 m at 7.40% U3O8 (490.5 to 498.0 m).

A1 Shear

Significant expansion of the newly discovered mineralized zone in the A1 shear has been confirmed. The A1 shear remains primarily untested, and is already host to mineralization over a strike length of 360 m.

•	AR-16-91c3 (30 m up-dip and northeast from AR-16-84c1) intersected 19.0 m at 0.82% U3O8 (628.0 to 647.0 m) including 3.5 m at 3.05% U3O8 (639.5 to 643.0 m), and 6.0 m at 1.02% U3O8 (657.0 to 663.0 m).

Table 1: Higher Grade A2 Sub-Zone Drill Hole Comparison

2015	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.5m	42.0m	86.0m	143.0m	135.6m	73.5m	62.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.4m	5.9m	14.3m	17.8m	30.3m	15.7m	4.4m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.5m	3.0m	3.9m	10.6m	7.8m	5.2m	2.5m
Total Off-scale (>61,000 cps)[3] =	1.0m	0.5m	2.0m	2.0m	1.5m	2.2m	1.8m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

2016	AR-16- 81c3[2]	AR-16- 76c4[2]	AR-16- 76c1[2]	AR-16- 76c3[2]	AR-16- 63c1[2]	AR-16- 63c3[2]	AR-16- 86c1[2]	AR-16- 74c1[2]	AR-16- 63c2[2]	AR-16- 91c2[1]	AR-16- 64c3[2]	AR-16- 64c2[2]	AR-16- 64c1[2]	AR-16- 72c2[2]	AR-16- 78c1[2]	AR-16- 78c4[2]
Total composite mineralization =	48.5m	105.7m	73.5m	67.5m	55.5m	147.0m	90.0m	88.0m	138.0m	89.0m	102.0m	76.0m	74.0m	93.0m	64.0m	120.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	5.2m	19.9m	14.8m	14.9m	6.9m	22.1m	8.8m	21.2m	17.1m	13.4m	18.8m	16.0m	10.3m	7.0m	11.6m	25.8m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.0m	1.0m	2.8m	5.0m	0.5m	3.0m	2.3m	1.2m	9.9m	6.0m	2.5m	4.7m	3.7m	0.5m	3.0m	6.2m
Total Off-scale (>61,000 cps)[3] =	2.5m	0.0m	5.3m	4.5m	0.0m	0.5m	2.0m	0.0m	13.9m	3.0m	0.0m	5.5m	0.0m	1.7m	2.5m	5.5m
Continuous GT (Grade x Thickness) =	395	142 and 63	762	761	203	274 and 124	394	160 and 35	638 and 604	514	172 and 92	541	338	156 and 45	485	660 and 88 and 67

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow Deposit currently covers an area of 870 m by 280 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in most directions and at depth.

•	The summer 2016 program comprising 35,000 m of drilling is underway with seven drill rigs active.

•	The Company has cash on hand of approximately $91 million.

A three-dimensional view of the A2 High Grade Domain, long sections of the A1 and A2 shears, and a plan map are shown in Figures 1 to 4. Table 2 shows complete assay results.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “The robust nature of the higher grade A2 sub-zone is clearly evident with scissor hole AR-16-91c2 returning a continuous GT of 514. The drill results continue to be outstanding whether the sub-vertically dipping mineralization is drilled from the northwest to the southeast or vice versa. Additionally, the mineralized zone in the A1 shear is expanding rapidly since discovery hole AR-16-84c1.”

Leigh Curyer, Chief Executive Officer commented: “These batch of results deliver two important objectives of the summer drilling program. Firstly, the scissor holes confirming the robust nature of the higher grade A2 sub-zone and secondly, expanding the area of mineralization within the A1 shear. The combination of infill drilling, expansion testing and regional exploration is meeting all the objectives of the summer program.”

Figure 1: Three-Dimensional View of the A2 High Grade Domain

5.0
2.0
1.0
0.2
0.05
0.01
U3O8 %
AR-16-91c2
0 10 20 40
Metres
Plunge: 00
Azimuth: 237
Looking SW

Arrow Deposit
A2 High Grade Domain
August 8, 2016

NexGen Energy Ltd.

Figure 2:A2 Mineralized Long Section (close-up)

NexGen Energy Ltd.
Pierce Points
Total Composite Grade x Thickness
<1
1 - 10
10-25
25-50
>50
>200 - A2 Sub-zone
Assays Pending
5.8m — >10,000 cps
57.0m — Anomalous Radioactivity
11.56% — % U3O8
56.5m — Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Circular halos surrounding pierce points each have a diameter of 50m
SCALE 1 : 1500
(m)
-10 0 10 20 30 40 50
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Zone
A2 Shear - Longitudinal Section
August 8, 2016
400m
450m
500m
550m
600m
30
57c1
49c1
86c2
85c3
85c4
48c1
86c1
8.85%
44.5m
58c2
41
57c5
91c3
57c2
59c1
80c1
85c1
85c2
45b
57c3
57c4
3.94%
81.0m
91c1
64c1
78c1
81c1
80c2
80c3
54c1
7.03%
39.5m
48c2
6.97%
48.5m
12.94%
37.5m
91c4
7.39%
17.0m
59c2
5.42%
68.5m
76c1
11.29%
67.5m
63c1
4.51%
45.0m
58c1
91c2
84c1
49c2
8.77%
69.0m
78c2
43a
6.24%
19.5m
62
6.35%
124.0m
12.69%
40.5m
64c2
84c3
81c2
76c2
80c4
76c3
10.28%
74.0m
63c3
8.28%
15.0m
and
2.30%
119.0m
15.20%
42.0m
and
12.99%
46.5m
63c2
11.15%
48.5m
34b
78c3
2.16%
37.5m
81c3
17.19%
23.0m
59c4
11.55%
56.5m
84c2
51
76c4
1.97%
32.0m
and
2.09%
68.0m
48c3
44b
6.14%
28.0m
and
3.48%
26.5m
64c3
74c1
3.41%
47.0m
and
2.21%
16.0m
84c4
78c4
17.6%
37.5m
and
2.64%
33.5m
and
2.22%
30.0m
15
92c1
74c2
72c1
38
53c1
61c2
54c2
74c4
72c2
4.65%
33.5m
and
4.08%
11.0m
56c1
74c3
61c3
53c2
60c1
37
56c2
54c4
32

Figure 3: A1 Mineralized Long Section

NexGen Energy Ltd.
Pierce Points
Total Composite Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
5.8m
57.0m
>10,000 cps Anomalous Radioactivity
Length
11.56%
56.5m
% U3O8
Length
Hole drilled vertically or parallel to strike
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
SCALE 1 : 2500
(m)
-20 0 20 40 60
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Deposit
A1 Shear - Longitudinal Section
August 8, 2016
300m
400m
500m
600m
360m
49c1
43a
42a
36
0.41%
83.0m
45b
02
73
28
0.13%
24.0m
and
0.42%
9.5m
0.31%
25.7m
and
0.25%
57.5m
25
57c1
57c2
44b
57c5
57c4
78c1
57c3
47
49c2
78c2
78c3
78c4
10
64c1
24
0.14%
42.8m
64c2/c3
0.10%
13.5m
27
0.45%
74.65m
72c1
53c1
74c3
72c2
53c2
53c3
0.16%
29.5m
29a
39w1
39
0.47%
47.5m
26
33
60c1
0.20%
60.0m
60c2
0.99%
11.5m
40b
0.14%
45.0m
and
0.49%
12.0m
35
0.98%
18.0m
and
2.13%
28.5m
91c3
0.82%
19.0m
and
1.37%
6.0m
91c1
84c1
0.20%
23.5m
84c3
91c4
4.1m
87.0m
1.39%
13.0m
84c2
0.07%
14.0m
91c2
1.05%
3.0m
34b
0.10%
32.0m
15
38

Figure 4: Arrow Drill Hole Locations

Table 2: Arrow Deposit Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-16-84c4	328	-70	651.00	127.00	415.00	415.50	0.50	0.07
					419.50	424.50	5.00	0.02
					433.50	435.00	1.50	0.05
					440.00	444.00	4.00	0.05
					471.50	481.00	9.50	0.07
					490.00	499.50	9.50	0.03
					502.00	503.00	1.00	0.04
					541.00	542.00	1.00	0.03
					545.00	546.50	1.50	0.04
					553.50	561.00	7.50	0.03
					566.00	604.00	38.00	1.92
				incl.	573.50	584.50	11.00	6.15
					608.50	616.00	7.50	0.16
AR-16-85c3	143	-70	840.00	114.40	419.50	424.00	4.50	0.12
					429.00	429.50	0.50	0.06
					432.00	432.50	0.50	0.06
					438.00	440.00	2.00	0.19
					443.00	447.50	4.50	0.12
					455.50	457.00	1.50	0.20
					460.50	472.00	11.50	0.08
					475.50	476.50	1.00	0.23
					485.50	498.50	13.00	0.06
					506.50	507.00	0.50	0.16
					515.00	515.50	0.50	0.09
					531.00	531.50	0.50	0.26
					549.50	552.00	2.50	3.82
					572.50	580.00	7.50	0.46
					584.00	585.00	1.00	3.11
					611.50	612.00	0.50	5.53
					614.50	617.50	3.00	1.03
					629.50	630.50	1.00	0.39
					633.00	633.50	0.50	0.05
					647.50	648.00	0.50	0.13
					671.50	672.00	0.50	0.24
					693.00	694.00	1.00	1.23
					714.50	716.00	1.50	0.35
					720.00	720.50	0.50	0.09
					789.50	790.50	1.00	0.26

AR-16-85c4	143	-70	822.00	114.40	426.50	441.00	14.50	0.33
					453.50	454.50	1.00	0.19
					459.00	472.50	13.50	0.08
					476.50	477.50	1.00	0.11
					480.00	480.50	0.50	0.22
					484.50	485.00	0.50	0.07
					488.00	488.50	0.50	0.06
					492.00	492.50	0.50	0.05
					578.00	580.50	2.50	0.19
					587.50	588.00	0.50	0.12
					591.50	596.00	4.50	0.09
					604.00	604.50	0.50	0.07
					616.50	618.50	2.00	0.12
					622.50	623.00	0.50	0.07
					630.00	633.00	3.00	0.06
					635.50	637.50	2.00	0.05
					670.00	670.50	0.50	0.47
					690.50	696.00	5.50	0.05
					743.00	743.50	0.50	1.74
					747.00	750.50	3.50	0.33
					760.00	760.50	0.50	0.08
AR-16-86c2	142	-71	750.00	110.50	402.00	429.00	27.00	0.12
					431.50	432.00	0.50	0.06
					435.50	440.00	4.50	0.16
					447.00	462.50	15.50	0.05
					465.00	468.50	3.50	0.10
					471.00	472.00	1.00	0.02
					475.00	490.50	15.50	0.04
					497.00	499.00	2.00	0.01
					509.00	518.50	9.50	0.02
					526.50	535.00	8.50	0.84
					545.50	554.00	8.50	0.14
					563.50	578.00	14.50	0.70
					587.50	589.00	1.50	0.70
					593.00	593.50	0.50	0.10
					607.00	607.50	0.50	0.07
					623.00	623.50	0.50	0.13
					652.00	653.00	1.00	0.21
					658.00	658.50	0.50	0.02
					697.00	697.50	0.50	0.01

AR-16-91c1	327	-70	799.00	132.20	396.50	397.00	0.50	0.67
					402.00	404.00	2.00	0.05
					411.50	412.00	0.50	0.05
					416.50	417.00	0.50	0.22
					419.50	420.50	1.00	0.07
					425.50	428.00	2.50	0.37
					430.50	439.50	9.00	0.50
					443.00	452.50	9.50	0.09
					458.00	461.00	3.00	0.03
					465.50	482.50	17.00	0.12
					489.50	494.00	4.50	0.15
					499.00	503.50	4.50	0.20
					506.50	525.00	18.50	1.91
					528.50	537.00	8.50	0.58
					542.50	549.50	7.00	0.34
					556.00	559.50	3.50	0.10
					562.50	563.50	1.00	0.41
					691.50	692.50	1.00	0.20
					698.50	701.50	3.00	0.07
					706.00	729.50	23.50	0.20
					759.50	760.00	0.50	0.06
					766.50	767.00	0.50	0.09
AR-16-91c2	327	-70	915.00	132.20	387.50	388.00	0.50	0.07
					396.00	396.50	0.50	0.32
					401.50	405.50	4.00	0.17
					411.00	411.50	0.50	0.05
					415.50	420.00	4.50	0.06
					425.50	428.00	2.50	0.45
					430.50	432.00	1.50	0.09
					434.50	441.50	7.00	0.34
					444.00	445.00	1.00	0.36
					448.00	453.50	5.50	0.43
					466.00	468.00	2.00	0.05
					470.50	474.00	3.50	0.08
					477.50	486.50	9.00	0.10
					491.00	491.50	0.50	0.12
					494.50	495.00	0.50	0.12
					503.50	506.00	2.50	0.06
					517.00	518.50	1.50	0.12
					522.00	562.50	40.50	12.69
				incl.	526.00	551.00	25.00	19.97

				incl.	541.00	542.50	1.50	63.93
					573.50	574.00	0.50	0.21
					576.50	577.00	0.50	0.12
					596.00	597.00	1.00	0.07
					612.00	614.50	2.50	0.17
					619.50	620.50	1.00	0.13
					638.00	641.00	3.00	1.05
					645.00	645.50	0.50	0.47
					654.00	655.00	1.00	0.14
					718.00	718.50	0.50	0.46
					772.00	772.50	0.50	0.06
					830.50	832.00	1.50	0.15
					834.50	838.50	4.00	0.08
AR-16-91c3	327	-70	879.00	132.20	393.50	394.00	0.50	0.06
					396.50	398.50	2.00	0.12
					402.00	403.00	1.00	0.07
					407.00	407.50	0.50	0.10
					419.50	420.00	0.50	0.11
					423.00	428.00	5.00	0.14
					430.50	440.00	9.50	0.17
					444.50	446.00	1.50	0.34
					449.50	451.50	2.00	0.09
					455.00	455.50	0.50	0.06
					460.50	461.00	0.50	0.13
					464.50	466.50	2.00	0.14
					473.50	479.50	6.00	0.20
					485.00	503.50	18.50	3.26
				incl.	490.50	498.00	7.50	7.40
					513.50	514.50	1.00	0.13
					520.50	537.00	16.50	1.31
					575.00	584.00	9.00	0.05
					628.00	647.00	19.00	0.82
				incl.	639.50	643.00	3.50	3.05
					652.50	653.00	0.50	0.08
					657.00	663.00	6.00	1.02
					676.50	677.50	1.00	0.10
					709.50	710.00	0.50	0.36
					714.00	720.00	6.00	1.37

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.